UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Critical Metals Corp.

(Name of Issuer)

Ordinary Shares, $0.001 par value per share

(Title of Class of Securities)

G2662B103

(CUSIP Number)

Jason A. Rocha

White & Case LLP

609 Main Street

Suite 2900

Houston, TX 77002

(713) 496-9700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G2662B103

1.	NAME OF REPORTING PERSON European Lithium Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 67,788,383 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 67,788,383 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,788,383 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.8% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The aggregate amount of ordinary shares, $0.001 par value per share of the Issuer (the “Ordinary Shares”), beneficially owned by the Reporting Person is comprised of 67,788,383 Ordinary Shares acquired from the Issuer on February 27, 2024 in connection with the transactions contemplated by that certain Agreement and Plan of Merger, dated as of October 24, 2022, as amended as of January 4, 2023, July 7, 2023, and November 17, 2023 (the “Merger Agreement”), by and among the Issuer, the Reporting Person, Sizzle Acquisition Corp., a Delaware corporation, European Lithium AT (Investments) Limited, a BVI business company incorporated in the British Virgin Islands (“ELAT”) and Project Wolf Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Issuer, as more fully described in the Issuer’s Registration Statement on Form F-4 that was declared effective on December 27, 2023 and as supplemented on February 15, 2024 (the “Business Combination”).

(2)	Percent of class calculated based on an aggregate of 81,639,881 Ordinary Shares issued and outstanding as of the closing of the Business Combination, as disclosed in the Issuer’s shell company report on Form 20-F, filed on March 4, 2024.

ITEM 1.	Security and Issuer.

The securities to which this Schedule 13D relates are the ordinary shares, $0.001 par value per share (“Ordinary Shares”), of Critical Metals Corp., a BVI business company incorporated in the British Virgin Islands (the “Issuer”). The principal executive offices of the Issuer are located at Maples Corporate Services (BVI) Limited, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

ITEM 2.	Identity and Background.

This Schedule 13D is being filed by European Lithium Limited, an Australian Public Company limited by shares (the “Reporting Person”).

The Reporting Person is an Australian Public Company limited by shares. The Reporting Person, a mineral exploration and development company, was incorporated on March 10, 2010 and prior to the consummation of the Business Combination directly owned the Wolfsberg Lithium Project located in Carinthia, 270 km south of Vienna, Austria.

The mailing address for the Reporting Person’s principal executive office is located at 32 Harrogate Street West Leederville, Western Australia, 6007.

Tony Sage is Executive Chairman of the Reporting Person. Mr. Sage is a British and Australian citizen and his principal business address is 32 Harrogate Street West Leederville, Western Australia, 6007.

Michael Carter is Non-Executive Director of the Reporting Person. Mr. Carter is an Australian citizen and his principal business address is 32 Harrogate Street West Leederville, Western Australia, 6007.

Malcolm Day is Non-Executive Director of the Reporting Person. Mr. Day is an Australian citizen and his principal business address is 32 Harrogate Street West Leederville, Western Australia, 6007.

Mykhailo Zhernov is Non-Executive Director of the Reporting Person. Mr. Zhernov is a Ukrainian citizen and his principal business address is 32 Harrogate Street West Leederville, Western Australia, 6007.

Dietrich Wanke is Chief Executive Officer of the Reporting Person. Mr. Wanke is an Australian and German citizen and his principal business address is 32 Harrogate Street West Leederville, Western Australia, 6007.

Melissa Chapman is Chief Financial Officer and Joint Company Secretary of the Reporting Person. Ms. Chapman is an Australian and British citizen and her principal business address is 32 Harrogate Street West Leederville, Western Australia, 6007.

Catherine Grant-Edwards is Joint Company Secretary of the Reporting Person. Ms. Grant-Edwards is an Australian citizen and her principal business address is 32 Harrogate Street West Leederville, Western Australia, 6007.

During the last five years, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the directors and officers of the Reporting Person listed above, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the directors and officers of the Reporting Person listed above, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3.	Source and Amount of Funds or Other Consideration.

On February 27, 2024 (the “Closing Date”), the Issuer consummated the Business Combination. Pursuant to the Business Combination and Merger Agreement, the Issuer acquired, among other things, all of the issued and outstanding shares of ELAT held by the Reporting Person in exchange for Ordinary Shares, such that ELAT became a wholly owned subsidiary of the Issuer and the Reporting Person became a shareholder of the Issuer. At the closing of the Business Combination, the Issuer issued 67,788,383 Ordinary Shares to the Reporting Person.

Additional Ordinary Shares (“Earnout Shares”) will be contingently issuable to the Reporting Person in the form of an earnout which is subject to certain terms and conditions relating to the price of Ordinary Shares during the five-year period following the consummation of the Business Combination. The Earnout Shares represent a number of Ordinary Shares equal to up to 10% of the closing share consideration, and half (or 5%) are issuable if the volume weighted average price, or VWAP (as defined in the Merger Agreement), of Ordinary Shares trades above $15 dollars per share, and the other half (or 5%) are issuable if the VWAP for Ordinary Shares trades above $20 per share, in each case for any twenty trading days in any thirty day trading days during such five year period. The Earnout Shares are also eligible to be issued, if not already paid, if during this period a change of control occurs in which the consideration per share would meet these thresholds for issuance of the Earnout Shares.

The above summary is qualified by reference to the Issuer’s shell company report on Form 20-F (as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 4, 2024 (File No. 001-41973)) and the full text of the Merger Agreement, copies of which are filed as Exhibits 2.1 to 2.4 to the Issuer’s Registration Statement on Form F-4 (as amended, initially filed with the SEC on December 23, 2022 (File No. 333-268970)) (the “Form F-4”). The Merger Agreement is incorporated herein by reference.

ITEM 4.	Purpose of Transaction.

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

Messrs. Sage, Day and Zhernov are member of the Issuer’s Board of Directors. Messrs. Sage, Wanke and Ms. Chapman are officers of the Issuer. In these capacities, such persons will take an active role in the Issuer’s management and strategic direction. Additionally, in their capacities as officers or directors of the Reporting Person, such persons review and intend to continue to review, on an ongoing and continued basis, the Reporting Person’s investments in the Issuer. Depending on the factors discussed below and subject to applicable law, the Reporting Person may from time to time acquire additional securities of the Issuer or otherwise dispose of some or all of such securities of the Issuer. Any transactions that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Person, tax considerations and other factors.

Other than as described above, the Reporting Person has no plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their respective advisors, the Issuer or other persons). See Item 3 above for a description of the Earnout Shares.

ITEM 5.	Interest in Securities of the Issuer.

The information set forth on the table above or in, or incorporated by reference in, Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) The aggregate amount of Ordinary Shares of the Issuer beneficially owned by the Reporting Person is comprised of 67,788,383 Ordinary Shares acquired from the Issuer on February 27, 2024 in connection with the transactions contemplated by the Merger Agreement, which equates to 83.8% of the outstanding Ordinary Shares at the Closing Date. See Item 3 above for a description of the Earnout Shares.

The percentage of the class is calculated based on an aggregate of 81,639,881 Ordinary Shares issued and outstanding as of the closing of the Business Combination, as disclosed in the Issuer’s shell company report on Form 20-F, filed on March 4, 2024.

(b)	European Lithium Limited

(1) Sole Voting Power: 67,788,383

(2) Shared Voting Power:

(3) Sole Dispositive Power: 67,788,383

(4) Shared Dispositive Power: 0

(c) Except as described in this Schedule 13D, during the past 60 days none of the Reporting Persons or Covered Persons has effected any transactions in the Ordinary Shares.

(d) Except as disclosed in this Schedule 13D, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the Ordinary Shares to which this Schedule 13D relates.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

Investors Agreement

The Issuer and the Reporting Person entered into an Investors Agreement (the “Investors Agreement”), pursuant to which, and pursuant to the Issuer’s Memorandum and Articles of Association, the Reporting Person will be entitled to nominate and appoint certain numbers of directors depending on its percentage ownership of Ordinary Shares.

The Investor’s Agreement provides that for as long as the Reporting Person beneficially owns (i) at least fifty percent (50%) of the total voting power of the Issuer’s then issued and outstanding equity interests, the Reporting Person shall be entitled to nominate and appoint from time to time the lower of (a) a majority of all members of the Issuer’s Board, and (b) four (4) members of the Issuer’s Board, with at least two (2) such board members satisfying the independence requirements of Issuer’s principal stock exchange and be eligible to serve on an audit committee, but no such board member being required to satisfy the diversity requirements of Issuer’s principal stock exchange, (ii) at least twenty-five percent (25%) but less than fifty percent (50%) of the total voting power of Issuer’s then issued and outstanding equity interests, the Reporting Person shall be entitled to nominate and appoint two (2) members of the Issuer’s Board from time to time, with no such board member being required to satisfy the independence or diversity requirements of Issuer’s principal stock exchange or be eligible to serve on an audit committee, and (iii) at least fifteen percent (15%) but less than twenty-five percent (25%) of the total voting power of Issuer’s then issued and outstanding equity interests, the Reporting Person shall be entitled to nominate and appoint one (1) member of the Issuer’s Board from time to time, with such board member not being required to satisfy the independence or diversity requirements of Issuer’s principal stock exchange or be eligible to serve on an audit committee.

The Investor’s Agreement shall terminate and be void and of no further force or effect (i) with respect to the Reporting Person, when the Reporting Person no longer holds any Ordinary Shares and (ii) with respect to the Reporting Person and the Issuer, upon the mutual written agreement of the Reporting Person and the Issuer to terminate the Investor’s Agreement; provided that nothing therein relieves both the Reporting Person and the Issuer from liability for any breach hereof prior to the time of termination, and both the Reporting Person and the Issuer are entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach.

Registration Rights Agreement

In connection with the Business Combination, the Issuer, Reporting Person and certain other of the Issuer’s shareholders (collectively, the “RRA Parties”) entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the RRA Parties were granted certain customary registration rights, demand rights and piggyback rights with respect to their respective Ordinary Shares. The Registration Rights Agreement requires the Issuer to file a resale registration statement on behalf of the RRA Parties no later than 45 days after consummation of the Business Combination. The Registration Rights Agreement also provides certain piggyback and other rights to the RRA Parties, in each case subject to certain offering thresholds, applicable lock-up restrictions, issuer suspension periods and certain other conditions. The Registration Rights Agreement includes customary indemnification provisions. The Issuer agreed to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

Lock-Up Agreement

Pursuant to a lock-up agreement entered into between the Issuer and the Reporting Person, the Reporting Person agreed, among other things, that the Ordinary Shares held by the Reporting Person may not be transferred for a period of one year after the closing of the Business Combination.

The foregoing descriptions do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Lock-Up Agreement, Investors Agreement, the Registration Rights Agreement, copies of which are attached to this Schedule 13D as Exhibits 99.5 through 99.8 and incorporated herein by reference.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 99.1	Agreement and Plan of Merger, dated as of October 24, 2022, European Lithium Limited, European Lithium AT (Investments) Limited, Critical Metals Corp., Project Wolf Merger Sub Inc., and Sizzle Acquisition Corp. (incorporated by reference to Annex A to the proxy statement/prospectus to Amendment No. 6 the Registration Statement on Form F-4 (File. No. 333-268970) of Critical Metals Corp., filed with the SEC on December 7, 2023).

Exhibit 99.2	First Amendment Agreement and Plan of Merger, dated as of January 4, 2023, by and among European Lithium Limited, European Lithium AT (Investments) Limited, Critical Metals Corp., Project Wolf Merger Sub Inc., and Sizzle Acquisition Corp. (incorporated by reference to Annex A-1 to the proxy statement/prospectus to Amendment No. 6 the Registration Statement on Form F-4 (File. No. 333-268970) of Critical Metals Corp., filed with the SEC on December 7, 2023).

Exhibit 99.3	Second Amendment Agreement and Plan of Merger, dated as of July 7, 2023, by and among European Lithium Limited, European Lithium AT (Investments) Limited, Critical Metals Corp., Project Wolf Merger Sub Inc., and Sizzle Acquisition Corp. (incorporated by reference to Annex A-2 to the proxy statement/prospectus to Amendment No. 6 the Registration Statement on Form F-4 (File. No. 333-268970) of Critical Metals Corp., filed with the SEC on December 7, 2023).

Exhibit 99.4	Third Amendment Agreement and Plan of Merger, dated as of November 17, 2023, by and among European Lithium Limited, European Lithium AT (Investments) Limited, Critical Metals Corp., Project Wolf Merger Sub Inc., and Sizzle Acquisition Corp. (incorporated by reference to Annex A-3 to the proxy statement/prospectus to Amendment No. 6 the Registration Statement on Form F-4 (File. No. 333-268970) of Critical Metals Corp., filed with the SEC on December 7, 2023).

Exhibit 99.5	Lock-Up Agreement, dated as October 24, 2022, by and among VO Sponsor, LLC, European Lithium Limited and Critical Metals Corp. (incorporated by reference to Exhibit 10.2 of Sizzle’s Current Report on Form 8-K, filed with the SEC on October 28, 2022).

Exhibit 99.6	First Amendment to Lock-Up Agreement, dated as of February 20, 2024, by and among VO Sponsor, LLC, European Lithium Limited and Critical Metals Corp (incorporated by reference to Exhibit 4.6 to the Issuer’s Form 20-F filed with the SEC on March 4, 2024).

Exhibit 99.7	Investors Agreement, dated as of February 27, 2024 by and between European Lithium Limited and Critical Metals Corp. (incorporated by reference to Exhibit 4.7 to the Issuer’s Form 20-F filed with the SEC on March 4, 2024).

Exhibit 99.8	Registration Rights Agreement, dated as of February 27, 2024 by and among Critical Metals Corp., European Lithium Limited, Sizzle Acquisition Corp., VO Sponsor, LLC, and each of the persons listed on the signature pages attached thereto (incorporated by reference to Exhibit 4.8 to the Issuer’s Form 20-F filed with the SEC on March 4, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2024	EUROPEAN LITHIUM LIMITED (ACN 141 450 624) in accordance with the requirements of section 127 of the Corporations Act 2001 (Cth)

	By:	/s/ Tony Sage
	Name:	Tony Sage
	Title:	Executive Chairman

	By:	/s/ Melissa Chapman
	Name:	Melissa Chapman
	Title:	Company Secretary